October 25, 2012

VIA EDGAR

Mr. Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011
FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2012
RESPONSE LETTERS DATED SEPTEMBER 28, 2012, OCTOBER 4, 2012 AND
OCTOBER 10, 2012
FILE NUMBER: 1-13908

Dear Mr. Decker:

This letter sets forth certain draft footnote disclosures of Invesco Ltd. (the “Company”). The disclosures contained herein relate to the 2011 Consolidated Investment Products footnote, the 2011 Guarantor Condensed Consolidating Financial Statements footnote, and the 2011 Related Party footnote; however, the formatting and proposed disclosure content will be consistently applied in the amended second quarter 2012 Form 10-Q.

The numbers contained within these footnotes are currently under review and could change before the final amended documents are filed; however, we appreciate the opportunity to provide these draft disclosures in advance of the filing of our amended 2011 Form 10-K and amended second quarter 2012 Form 10-Q.

The Company is filing, via EDGAR, these draft disclosures. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

The company's risk with respect to each investment in consolidated investment products is limited to its equity ownership and any uncollected management fees. Therefore, the gains or losses of consolidated investment products have not had a significant impact on the company's results of operations, liquidity or capital resources. The company has no right to the benefits from, nor does it bear the risks associated with, these investments, beyond the company's minimal direct investments in, and management fees generated from, the investment products. If the company were to liquidate, these investments would not be available to the general creditors of the company, and as a result, the company does not consider investments held by consolidated investment products to be company assets. Additionally, the collateral assets of consolidated collateralized loan obligations (CLOs) are held solely to satisfy the obligations of the CLOs, and the investors in the consolidated CLOs have no recourse to the general credit of the company for the notes issued by the CLOs.

Collateralized Loan Obligations

A significant portion of consolidated investment products are CLOs. CLOs are investment vehicles created for the sole purpose of issuing collateralized loan instruments that offer investors the opportunity for returns that vary with the risk level of their investment. The notes issued by the CLOs are backed by diversified collateral asset portfolios consisting primarily of loans or structured debt. For managing the collateral for the CLO entities, the company earns investment management fees, including in some cases subordinated management fees, as well as contingent incentive fees. The company has invested in certain of the entities, generally taking a portion of the unrated, junior subordinated position. The company's investments in CLOs are generally subordinated to other interests in the entities and entitle the company and other subordinated tranche investors to receive the residual cash flows, if any, from the entities. The company's subordinated interest can take the form of (1) subordinated notes, (2) income notes or (3) preference/preferred shares. The company has determined that, although the junior tranches have certain characteristics of equity, they should be accounted for and disclosed as debt on the company's Consolidated Balance Sheet, as the subordinated and income notes have a stated maturity indicating a date for which they are mandatorily redeemable. The preference shares are also classified as debt, as redemption is required only upon liquidation or termination of the CLO and not of the company.

Prior to the adoption of guidance now encompassed in ASC Topic 810 (discussed in Note 1, “Accounting Policies”), the company's ownership interests, which were classified as available-for-sale investments on the company's Consolidated Balance Sheets, combined with its other interests (management and incentive fees), were quantitatively assessed to determine if the company is the primary beneficiary of these entities. The company determined, for periods prior to the adoption of this guidance, that it did not absorb the majority of the expected gains or losses from the CLOs and therefore was not their primary beneficiary.

Upon adoption of additional guidance now encompassed in ASC Topic 810, the company determined that it was the primary beneficiary of certain CLOs, as it has the power to direct the activities of the CLOs that most significantly impact the CLOs' economic performance, and the obligation to absorb losses/right to receive benefits from the CLOs that could potentially be significant to the CLOs. The primary beneficiary assessment includes an analysis of the rights of the company in its capacity as investment manager. In certain CLOs, the company's role as investment manager provides that the company contractually has the power, as defined in ASC Topic 810, to direct the activities of the CLOs that most significantly impact the CLOs' economic performance, such as managing the collateral portfolio and its credit risk. In other CLOs, the company determined that it does not have this power in its role as investment manager due to certain restrictions that limit its ability to manage the collateral portfolio and its credit risk. Additionally, the primary beneficiary assessment includes an analysis of the company's rights to receive benefits and obligations to absorb losses associated with its first loss position and management/incentive fees. As part of this analysis, the company uses a quantitative model to corroborate its qualitative assessments. The quantitative model includes an analysis of the expected performance of the CLOs and a comparison of the company's absorption of this performance relative to the other investors in the CLOs. The company has determined that it could receive significant benefits and/or absorb significant losses from certain CLOs in which it holds a first loss position and has the right to significant fees. It was determined that the company's benefits and losses from certain other CLOs could not be significant, particularly in situations where the company does not hold a first loss position and where the fee interests are based upon a fixed percentage of collateral asset value.

Private equity, real estate and fund-of-funds (partnerships)

For investment products that are structured as partnerships and are determined to be VIEs, including private equity funds, real estate funds and fund-of-funds products, the company evaluates the structure of the partnership to determine if it is the primary beneficiary of the investment product. This evaluation includes assessing the rights of the limited partners to transfer their economic interests in the investment product. If the limited partners lack rights to manage their economic interests, they are considered to

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

be de facto agents of the company, resulting in the company determining that it is the primary beneficiary of the investment product. The company generally takes less than a 1% investment in these entities as the general partner. Non-VIE general partnership investments are deemed to be controlled by the company and are consolidated under a voting interest entity (VOE) model, unless the limited partners have the substantive ability to remove the general partner without cause based upon a simple majority vote or can otherwise dissolve the partnership, or unless the limited partners have substantive participating rights over decision-making. Interests in unconsolidated private equity funds, real estate funds and fund-of-funds products are classified as equity method investments in the company's Consolidated Balance Sheets.

Other investment products

As discussed in Note 19, “Commitments and Contingencies,” the company has entered into contingent support agreements for two of its investment trusts to enable them to sustain a stable pricing structure, creating variable interests in these VIEs. The company earns management fees from the trusts and has a small investment in one of these trusts. The company was not deemed to be the primary beneficiary of these trusts after considering any explicit and implicit variable interests in relation to the total expected gains and losses of the trusts.

At December 31, 2011, the company's maximum risk of loss in significant VIEs in which the company is not the primary beneficiary is presented in the table below.

$ in millions	Footnote Reference	Carrying Value	Company's Maximum Risk of Loss
Partnership and trust investments	—	32.1	32.1
Investments in Invesco Mortgage Capital Inc.	—	25.5	25.5
Support agreements*	19	(1.0)	41.0
Total			98.6

____________

*
As of December 31, 2011, the committed support under these agreements was $41.0 million with an internal approval mechanism to increase the maximum possible support to $66.0 million at the option of the company.

During the year ended December 31, 2010, entities were consolidated due to the adoption of guidance now encompassed in ASC Topic 810 as detailed in Note 1 - "Accounting Policies" and business combinations. As a result of the acquisition of Morgan Stanley's retail asset management business, CLOs with total assets of $805.4 million were consolidated as of June 1, 2010 and increased appropriated retained earnings by $149.4 million at that date. As a result of the acquisition of AIG Asia Real Estate, certain real estate funds with total assets of $385.9 million were consolidated at December 31, 2010 and increased equity attributable to noncontrolling interests in consolidated entities by $363.6 million. The table below illustrates the summary balance sheet amounts related to these entities consolidated during the year ended December 31, 2010. Balances are reflective of the amounts at the respective consolidation dates and are before consolidation into the company. No new entities were consolidated in 2011.

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

Balance Sheet

	For the year ended December 31, 2010
$ in millions	CLOs - VIEs	VOEs
Current assets	281.6	96.0
Non-current assets	6,188.1	289.9
Total assets	6,469.7	385.9
Current liabilities	162.6	1.6
Non-current liabilities	5,883.4	—
Total liabilities	6,046.0	1.6
Total equity	423.7	384.3
Total liabilities and equity	6,469.7	385.9

The following tables reflect the impact of consolidation of investment products into the Consolidated Balance Sheets as of December 31, 2011 and December 31, 2010, and the Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009.

Summary Balance Sheet Impact of Consolidated Investment Products

$ in millions	CLOs - VIEs(1)	Other VIEs	VOEs	Adjustments(1)	Subtotal - Impact of Consolidated Investment Products	Invesco Ltd. Consolidated
As of December 31, 2011
Current assets	394.5	3.1	113.7	(29.9)	481.4	3,834.1
Non-current assets	5,682.3	42.8	903.8	(92.5)	6,536.4	15,512.9
Total assets	6,076.8	45.9	1,017.5	(122.4)	7,017.8	19,347.0
Current liabilities	179.2	0.4	5.8	(29.9)	155.5	2,974.4
Long-term debt of consolidated investment products	5,563.3	—	—	(50.4)	5,512.9	5,512.9
Other non-current liabilities	—	—	—	—	—	1,722.1
Total liabilities	5,742.5	0.4	5.8	(80.3)	5,668.4	10,209.4
Retained earnings appropriated for investors in consolidated investment products	334.3	—	—	—	334.3	334.3
Other equity attributable to common shareholders	—	0.1	43.1	(42.1)	1.1	7,784.8
Equity attributable to noncontrolling interests in consolidated entities	—	45.4	968.6	—	1,014.0	1,018.5
Total liabilities and equity	6,076.8	45.9	1,017.5	(122.4)	7,017.8	19,347.0

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

$ in millions	CLOs - VIEs	Other VIEs	VOEs	Adjustments(1)	Subtotal - Impact of Consolidated Investment Products	Invesco Ltd. Consolidated
As of December 31, 2010
Current assets	679.3	3.7	133.8	(22.3)	794.5	4,274.5
Non-current assets	6,204.6	59.6	941.3	(61.0)	7,144.5	16,169.6
Total assets	6,883.9	63.3	1,075.1	(83.3)	7,939.0	20,444.1
Current liabilities	500.2	0.9	7.8	(22.3)	486.6	3,264.5
Long-term debt of consolidated investment products	5,888.2	—	—	(22.8)	5,865.4	5,865.4
Other non-current liabilities	—	—	—	—	—	1,953.3
Total liabilities	6,388.4	0.9	7.8	(45.1)	6,352.0	11,083.2
Retained earnings appropriated for investors in consolidated investment products	495.5	—	—	—	495.5	495.5
Other equity attributable to common shareholders	—	0.1	38.1	(38.2)	—	7,769.1
Equity attributable to noncontrolling interests in consolidated entities	—	62.3	1,029.2	—	1,091.5	1,096.3
Total liabilities and equity	6,883.9	63.3	1,075.1	(83.3)	7,939.0	20,444.1

____________

(1)
Adjustments include the elimination of intercompany transactions between the company and its consolidated investment products, primarily the elimination of the company's equity at risk recorded as investments by the company (before consolidation) against either equity (private equity and real estate partnership funds) or subordinated debt (CLOs) of the funds.

Summary Income Statement Impact of Consolidated Investment Products

$ in millions	CLOs - VIEs	Other VIEs	VOEs	Adjustments(1)(2)	Subtotal - Impact of Consolidated Investment Products	Invesco Ltd. Consolidated
Year ended December 31, 2011
Total operating revenues	—	—	0.1	(47.3)	(47.2)	4,092.2
Total operating expenses	46.7	1.0	12.6	(47.3)	13.0	3,194.1
Operating income	(46.7)	(1.0)	(12.5)	—	(60.2)	898.1
Equity in earnings of unconsolidated affiliates	—	—	—	(0.2)	(0.2)	30.5
Interest and dividend income	307.2	—	—	(8.3)	298.9	318.2
Other investment income/(losses)	(235.1)	1.0	74.9	20.3	(138.9)	(89.9)
Interest expense	(195.3)	—	—	8.3	(187.0)	(248.8)
Income before income taxes	(169.9)	—	62.4	20.1	(87.4)	908.1
Income tax provision	—	—	—	—	—	(286.1)
Net income	(169.9)	—	62.4	20.1	(87.4)	622.0
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	169.9	—	(62.3)	—	107.6	107.7
Net income attributable to common shareholders	—	—	0.1	20.1	20.2	729.7

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

$ in millions	CLOs - VIEs	Other VIEs	VOEs	Adjustments(1)(2)	Subtotal - Impact of Consolidated Investment Products	Invesco Ltd. Consolidated
Year ended December 31, 2010
Total operating revenues	—	—	0.3	(45.3)	(45.0)	3,487.7
Total operating expenses	41.4	1.6	12.3	(45.3)	10.0	2,897.8
Operating income	(41.4)	(1.6)	(12.0)	—	(55.0)	589.9
Equity in earnings of unconsolidated affiliates	—	—	—	(0.6)	(0.6)	40.2
Interest and dividend income	246.0	—	—	(5.1)	240.9	251.3
Other investment income/(losses)	(3.8)	6.9	104.5	6.4	114.0	129.6
Interest expense	(123.7)	—	—	5.1	(118.6)	(177.2)
Income before income taxes	77.1	5.3	92.5	5.8	180.7	833.8
Income tax provision	—	—	—	—	—	(197.0)
Net income	77.1	5.3	92.5	5.8	180.7	636.8
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	(77.1)	(5.3)	(88.4)	(0.1)	(170.9)	(171.1)
Net income attributable to common shareholders	—	—	4.1	5.7	9.8	465.7

$ in millions	VIEs	VOEs	Adjustments(2)	Subtotal - Impact of Consolidated Investment Products	Invesco Ltd. Consolidated
Year ended December 31, 2009
Total operating revenues	0.3	1.6	(7.9)	(6.0)	2,627.3
Total operating expenses	1.8	9.6	(7.9)	3.5	2,143.0
Operating income	(1.5)	(8.0)	—	(9.5)	484.3
Equity in earnings of unconsolidated affiliates	—	—	2.5	2.5	27.0
Interest and dividend income	—	—	—	—	9.8
Other investment income/(losses)	(11.6)	(95.3)	—	(106.9)	(99.1)
Interest expense	—	—	—	—	(64.5)
Income before income taxes	(13.1)	(103.3)	2.5	(113.9)	357.5
Income tax provision	—	—	—	—	(148.2)
Net income/(loss)	(13.1)	(103.3)	2.5	(113.9)	209.3
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	13.1	100.8	—	113.9	113.2
Net income attributable to common shareholders	—	(2.5)	2.5	—	322.5

See accompanying notes to these tables on the following page.

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

____________

(1)
Invesco's equity interest in the investment products before consolidation is accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). Upon consolidation of the CLOs, the company's and the CLOs' accounting policies are effectively aligned, resulting in the reclassification of the company's gain for the year ended December 31, 2011 of $20.3 million (representing the increase in the market value of the company's holding in the consolidated CLOs) from other comprehensive income into other gains/losses (year ended December 31, 2010: $6.4 million). The company's gain on its investment in the CLOs (before consolidation) eliminates with the company's share of the offsetting loss on the CLOs' debt. The net income arising from consolidation of CLOs is therefore completely attributed to other investors in these CLOs, as the company's share has been eliminated through consolidation. The accounting guidance now encompassed in ASC 810 was effective January 1, 2010. Prior periods were not required to be restated for the consolidation of the CLOs.

(2)
Adjustments include the elimination of intercompany transactions between the company and its consolidated investment products, primarily the elimination of management fees expensed by the funds and recorded as operating revenues (before consolidation) by the company.

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

The carrying value of investments held, derivative contracts, and notes issued by consolidated investment products is also their fair value. The following tables present the fair value hierarchy levels of investments held, derivative contracts, and notes issued by consolidated investment products, which are measured at fair value as of December 31, 2011 and December 31, 2010:

	As of December 31, 2011
$ in millions	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
CLO collateral assets:
Bank loans	5,354.3	—	5,354.3	—
Bonds	292.8	—	292.8	—
Equity securities	35.3	—	35.3	—
CLO-related derivative assets	10.8	—	10.8	—
Private equity fund assets:
Equity securities	138.2	11.4	0.1	126.7
Debt Securities	10.0			10.0
Investments in other private equity funds	559.5	—	—	559.5
Debt securities issued by the U.S. Treasury	6.0	6.0	—	—
Real estate investments	232.9	—	—	232.9
Total assets at fair value	6,639.8	17.4	5,693.3	929.1
Liabilities:
CLO notes	(5,512.9)	—	—	(5,512.9)
CLO-related derivative liabilities	(5.8)	—	(5.8)	—
Total liabilities at fair value	(5,518.7)	—	(5.8)	(5,512.9)

	As of December 31, 2010
$ in millions	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
CLO collateral assets:
Bank loans	5,910.6	—	5,910.6	—
Bonds	261.1	—	261.1	—
Equity securities	32.9	—	32.9	—
CLO-related derivative assets	20.2	—	20.2	—
Private equity fund assets:
Equity securities	114.4	17.6	—	96.8
Investments in other private equity funds	586.1	—	—	586.1
Debt securities issued by the U.S. Treasury	11.0	11.0	—	—
Real estate investments	289.9	—	—	289.9
Total assets at fair value	7,226.2	28.6	6,224.8	972.8
Liabilities:
CLO notes	(5,865.4)	—	—	(5,865.4)
CLO-related derivative liabilities	(6.6)	—	(6.6)	—
Total liabilities at fair value	(5,872.0)	—	(6.6)	(5,865.4)

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

The following table shows a reconciliation of the beginning and ending fair value measurements for level 3 assets and liabilities using significant unobservable inputs:

	Year ended December 31, 2011		Year ended December 31, 2010
$ in millions	Level 3 Assets	Level 3 Liabilities	Level 3 Assets	Level 3 Liabilities
Beginning balance	972.8	(5,865.4)	667.1	(5,234.9)
Purchases, sales, issuances and settlements/prepayments, net*	(135.4)	530.4	(81.2)	209.1
Acquisition of businesses	—	—	289.9	(630.2)
Gains/(losses) included in the Consolidated Statement of Income**	81.1	(74.1)	97.0	(414.3)
Foreign exchange	10.6	(103.8)	—	204.9
Ending balance	929.1	(5,512.9)	972.8	(5,865.4)

____________

*
Prior to the adoption of guidance included in ASU 2010-06, discussed in Note 1, “Accounting Policies,” purchases, sales, issuances and settlements/prepayments were presented net. For the year ended December 31, 2011, the consolidated private equity and real estate funds recorded $52.2 million related to purchase activity and $187.6 million of sale activity, respectively, of level 3 assets. For the year ended December 31, 2011, the consolidated CLOs recorded $530.4 million related to the settlement of level 3 liabilities.

**
Included in gains and losses of consolidated investment products in the Condensed Consolidated Statement of Income for the year ended December 31, 2011 are $24.1 million in net unrealized gains attributable to investments still held at December 31, 2011 by consolidated investment products (year ended December 31, 2010: $46.5 million net unrealized gains attributable to investments still held at December 31, 2010).

Fair value of consolidated CLOs

The company elected the fair value option for collateral assets held and notes issued by its consolidated CLOs to eliminate the measurement and recognition inconsistency that would otherwise arise from measuring assets and liabilities and recognizing the related gains and losses on different accounting bases.

The collateral assets held by consolidated CLOs are primarily invested in senior secured bank loans, bonds, and equity securities. Bank loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. Bank loan investments mature at various dates between 2012 and 2019, pay interest at Libor or Euribor plus a spread of up to 13.0%, and typically range in credit rating categories from BBB down to unrated. At December 31, 2011, the unpaid principal balance exceeded the fair value of the senior secured bank loans and bonds by approximately $701.0 million (December 31, 2010: $261.0 million excess). Less than 1% of the collateral assets are in default as of December 31, 2011 (December 31, 2010: less than 2% of the collateral assets were in default). CLO investments are valued based on price quotations provided by a primary and secondary independent third-party pricing source. These third- party sources aggregate indicative price quotations daily to provide the company with a price for the CLO investments. The company has developed internal controls to review the reasonableness and completeness of these price quotations on a daily basis. If necessary, price quotations are challenged through the third-party pricing source price challenge process. As of December 31, 2011 there have been no price quotation challenges by the company.

In addition, the company's internal valuation committee conducts an annual due diligence review of all independent third-party pricing sources to review the provider's valuation methodology as well as ensure internal controls exist over the valuation of the CLO investments. In the event that the third-party pricing source is unable to price an investment, other relevant factors, data and information are considered, including: i) information relating to the market for the investment, including price quotations for and trading in the investment, interest in similar investments, the market environment, investor attitudes towards the investment and interests in similar investments; ii) the characteristics of and fundamental analytical data relating to the investment, including, for

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

senior secured corporate loans, the cost, size, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the senior secured corporate loan and any related agreements, and the position of the senior secured corporate loan in the borrower's debt structure; iii) the nature, adequacy and value of the senior secured corporate loan's collateral, including the CLO's rights, remedies and interests with respect to the collateral; iv) for senior secured corporate loans, the creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements and information about the business, cash flows, capital structure and future prospects; v) the reputation and financial condition of the agent and any intermediate participants in the senior secured corporate loan; and vi) general economic and market conditions affecting the fair value of the senior secured corporate loan.

Notes issued by consolidated CLOs mature at various dates between 2015 and 2024 and have a weighted average maturity of 9.3 years. The notes are issued in various tranches with different risk profiles. The interest rates are generally variable rates based on Libor or Euribor plus a pre-defined spread, which varies from 0.21% for the more senior tranches to 7.25% for the more subordinated tranches. At December 31, 2011, the outstanding balance on the notes issued by consolidated CLOs exceeds their fair value by approximately $1.0 billion (December 31, 2010: $1.2 billion excess). The investors in this debt are not affiliated with the company and have no recourse to the general credit of the company for this debt. Notes issued by CLOs are recorded at fair value using an income approach, driven by cash flows expected to be received from the portfolio collateral assets. Fair value is determined using current information, notably market yields and projected cash flows of collateral assets based on forecasted default and recovery rates that a market participant would use in determining the current fair value of the notes, taking into account the overall credit quality of the issuers and the company's past experience in managing similar securities. Market yields, default rates and recovery rates used in the company's estimate of fair value vary based on the nature of the investments in the underlying collateral pools. In periods of rising market yields, default rates and lower debt recovery rates, the fair value, and therefore the carrying value, of the notes may be adversely affected. The current liquidity constraints within the market for CLO products require the use of certain unobservable inputs for CLO valuation. Once the undiscounted cash flows of the collateral assets have been determined, the company applies appropriate discount rates that a market participant would use, to determine the discounted cash flow valuation of the notes.

The significant inputs used in the valuation of the notes issued by consolidated CLOs include a cumulative average default rate between 1% and 5% and discount rates derived by utilizing the applicable forward rate curves and appropriate spreads.

Certain consolidated CLOs with Euro-denominated debt have entered into swap agreements with various counterparties to hedge economically interest rate and foreign exchange risk related to CLO collateral assets with non-Euro interest rates and currencies. These swap agreements are not designated as qualifying as hedging instruments. The fair value of derivative contracts in an asset position is included in the company's Consolidated Balance Sheet in other current assets, and the fair value of derivative contracts in a liability position is included in the company's Consolidated Balance Sheet in other current liabilities. These derivative contracts are valued under an income approach using forecasted interest rates and are classified within Level 2 of the valuation hierarchy. Changes in fair value of $9.2 million are reflected as losses in gains/(losses) of consolidated investment products, net on the company's Consolidated Statement of Income for the year ended December 31, 2011 (December 31, 2010: $7.9 million). At December 31, 2011, there were 70 open swap agreements with a notional value of $123.3 million (December 31, 2010: 105 open swap agreements with a notional value of $168.4 million). Swap maturities are tied to the maturity of the underlying collateral assets.

Fair value of consolidated private equity funds

Consolidated private equity funds are generally structured as partnerships. Generally, the investment strategy of underlying holdings in these partnerships is to seek capital appreciation through direct investments in public or private companies with compelling business models or ideas or through investments in partnership investments that also invest in similar private or public companies. Various strategies may be used. Companies targeted could be distressed organizations, targets of leveraged buyouts or fledgling companies in need of venture capital. Investors in these consolidated investment products generally may not redeem their investment until the partnership liquidates. Generally, the partnerships have a life that ranges from seven to twelve years unless dissolved earlier. The general partner may extend the partnership term up to a specified period of time as stated in the Partnership Agreement. Some partnerships allow the limited partners to cause an earlier termination upon the occurrence of certain events as specified in the Partnership Agreement.

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- CONSOLIDATED INVESTMENT PRODUCTS

For private equity partnerships, fair value is determined by reviewing each investment for the sale of additional securities of an issuer to sophisticated investors or for investee financial conditions and fundamentals. Publicly traded portfolio investments are carried at market value as determined by their most recent quoted sale, or if there is no recent sale, at their most recent bid price. For these investments held by consolidated investment products, level 1 classification indicates that fair values have been determined using unadjusted quoted prices in active markets for identical assets that the partnership has the ability to access. Level 2 classification may indicate that fair values have been determined using quoted prices in active markets but give effect to certain lock-up restrictions surrounding the holding period of the underlying investments.

The fair value of level 3 investments held by consolidated investment products are derived from inputs that are unobservable and which reflect the limited partnerships' own determinations about the assumptions that market participants would use in pricing the investments, including assumptions about risk. These inputs are developed based on the partnership's own data, which is adjusted if information indicates that market participants would use different assumptions. The partnerships which invest directly into private equity portfolio companies (direct private equity funds) take into account various market conditions, subsequent rounds of financing, liquidity, financial condition, purchase multiples paid in other comparable third-party transactions, the price of securities of other companies comparable to the portfolio company, and operating results and other financial data of the portfolio company, as applicable.

The partnerships which invest into other private equity funds (funds of funds) take into account information received from those underlying funds, including their reported net asset values and evidence as to their fair value approach, including consistency of their fair value application. These investments do not trade in active markets and represent illiquid long-term investments that generally require future capital commitments. The partnerships' reported share of the underlying net asset values of the underlying funds is used as a practical expedient, as allowed by ASC Topic 820, in arriving at fair value.

Unforeseen events might occur that would subsequently change the fair values of these investments, but such changes would be inconsequential to the company due to its minimal investments in these products (and the large offsetting noncontrolling interests resulting from their consolidation). Any gains or losses resulting from valuation changes in these investments are substantially offset by resulting changes in gains and losses attributable to noncontrolling interests in consolidated entities and therefore do not have a material effect on the financial condition, operating results (including earnings per share), liquidity or capital resources of the company's common shareholders.

Fair value of consolidated real estate funds

Consolidated real estate funds are structured as limited liability companies. These limited liability companies invest in other real estate funds, and these investments are carried at fair value and presented as investments in consolidated investment products. The net asset value of the underlying funds, which primarily consists of the real estate investment value and mortgage loans, is adjusted to fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Real estate fund assets are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. Due to the illiquid nature of investments made in real estate companies, all of the real estate fund assets are classified as Level 3. The real estate funds use one or more valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable data is available to value investments classified within Level 3. The income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The inputs used by the real estate funds in estimating the value of Level 3 investments include the original transaction price, recent transactions in the same or similar instruments, as well as completed or pending third-party transactions in the underlying investment or comparable investments. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability. Other inputs used include discount rates, cap rates and income and expense assumptions. The fair value measurement of Level 3 investments does not include transaction costs and acquisition fees that may have been capitalized as part of the investment's cost basis. Due to the lack of observable inputs, the assumptions used may significantly impact the resulting fair value and therefore the real estate funds' results of operations.

* * * *

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Invesco Holding Company Limited, the Issuer and a subsidiary of Invesco Ltd. (the Parent), issued 5.625% $300 million senior notes due 2012, 5.375% $350 million senior notes due 2013, and 5.375% $200 million senior notes due 2014. (See Note 9, "Debt," for outstanding balances at December 31, 2011 and December 31, 2010.) These senior notes, are fully and unconditionally guaranteed as to payment of principal, interest and any other amounts due thereon by the Parent, together with the following 100% owned subsidiaries: Invesco Management Group, Inc., Invesco Advisers, Inc., IVZ Inc., and Invesco North American Holdings, Inc. (the Guarantors). The company’s remaining consolidated subsidiaries do not guarantee this debt. The guarantees of each of the Guarantors are joint and several. Presented below are Condensed Consolidating Balance Sheets as of December 31, 2011 and December 31, 2010, Condensed Consolidating Statements of Income for the years ended December 31, 2011, 2010, and 2009, Condensed Consolidating Statements of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009, and Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2011, 2010, and 2009.

The Condensed Consolidating Balance Sheets, Condensed Consolidating Statements of Income, and Condensed Consolidating Statements of Cash Flows included in this footnote have been revised from the disclosure provided in the company's Form 10-K filed on February 24, 2012 to conform to the requirements of Rule 3-10 of Regulation S-X. The revised disclosure presents the line items of the Condensed Consolidating Balance Sheets, Condensed Consolidating Statements of Income, and Condensed Consolidating Statements of Cash Flows at a more disaggregated level than that which was previously presented. In the prior disclosure, all intercompany receivable and payable balances were presented net between current and non-current liabilities on the Condensed Consolidating Balance Sheets. The revised presentation grosses up the intercompany balances and presents them as current and non-current intercompany receivables and payables. In the prior disclosure, all intercompany revenue and expense sharing arrangements were presented on a net basis on the Condensed Consolidating Statements of Income. The revised presentation grosses up the intercompany balances and presents them separately as revenues and expenses. In the prior disclosure, certain intercompany loan, capital, and dividend activity was incorrectly classified within operating and investing activities in the Condensed Consolidating Statements of Cash Flows. The revised presentation corrects the classification of these amounts as cash flows from financing activities on the Condensed Consolidating Statements of Cash Flows.

These corrections to the presentation had no impact to the company's consolidated net income attributable to common shareholders, earnings per share or retained earnings. They did not have any impact on the total equity of the Guarantors, non-Guarantors, Issuer, or Parent entities, nor did these changes impact the non-intercompany balances. These corrections to the presentation had no impact on any liquidity measures of the company, nor did they impact ratios based on the company's balance sheet or income statement. They did not alter the net increase or decrease in cash for the Guarantors, non-Guarantors, Issuer, or Parent entities. There was no impact to the company's loan covenants as a result of these corrections.

The impact of the corrections on the affected condensed consolidating financial statement captions as previously reported is quantified in the tables below.

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Impact of Revision on Guarantor Condensed Consolidating Balance Sheets

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
December 31, 2011
Increase/(decrease) in current assets	487.5	467.2	34.9	—	(989.6)	—
Increase/(decrease) in total assets	832.8	1,860.0	602.6	—	(3,295.4)	—
Increase/(decrease) in current liabilities	377.0	507.9	29.9	29.2	(944)	—
Increase/(decrease) in non-current liabilities	455.8	1,352.1	572.7	(29.2)	(2,351.4)	—
Increase/(decrease) in total liabilities	832.8	1,860.0	602.6	—	(3,295.4)	—
Increase/(decrease) in equity	—	—	—	—	—	—

December 31, 2010
Increase/(decrease) in current assets	328.7	363.0	157.2	—	(848.9)	—
Increase/(decrease) in total assets	338.8	1,756.0	725.0	—	(2,819.8)	—
Increase/(decrease) in non-current liabilities	28.1	1,439.5	675.2	(171.9)	(1,970.9)	—
Increase/(decrease) in current liabilities	310.7	316.5	49.8	171.9	(848.9)	—
Increase/(decrease) in total liabilities	338.8	1,756.0	725.0	—	(2,819.8)	—
Increase/(decrease) in equity	—	—	—	—	—	—

Impact of Revision on Guarantor Condensed Consolidating Statements of Income

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
December 31, 2011
Increase/(decrease) in operating revenues	—	203.4	—	—	(203.4)	—
Increase/(decrease) in operating expenses	—	203.4	—	—	(203.4)	—

December 31, 2010
Increase/(decrease) in operating revenues	—	180.3	—	—	(180.3)	—
Increase/(decrease) in operating expenses	—	180.3	—	—	(180.3)	—

December 31, 2009
Increase/(decrease) in operating revenues	—	68.3	4.7	—	(73.0)	—
Increase/(decrease) in operating expenses	—	68.3	4.7	—	(73.0)	—

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Impact of Revision on Guarantor Condensed Consolidating Statements of Cash Flows

	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
$ in millions
Year ended December 31, 2011
Total change in net cash (used in)/provided by operating activities:	183.9	136.6	(59.2)	(261.3)	—	—
Total change in net cash (used in)/provided by investing activities:	—	(141.6)	(61.0)	—	202.6	—
Total change in net cash (used in)/provided by financing activities:	(183.9)	5.0	120.2	261.3	(202.6)	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

Year ended December 31, 2010
Total change in net cash (used in)/provided by operating activities:	213.7	(116.1)	(103.6)	6.0	—	—
Total change in net cash (used in)/provided by investing activities:	—	(300.3)	—	—	300.3	—
Total change in net cash (used in)/provided by financing activities:	(213.7)	416.4	103.6	(6.0)	(300.3)	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

Year ended December 31, 2009
Total change in net cash (used in)/provided by operating activities:	(196.8)	526.0	(20.8)	(2.4)	(306.0)	—
Total change in net cash (used in)/provided by investing activities:	(0.2)	54.2	(0.1)	—	(53.9)	—
Total change in net cash (used in)/provided by financing activities:	197.0	(580.2)	20.9	2.4	359.9	—
Total change in (decrease)/increase in cash and cash equivalents:	—	—	—	—	—	—

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Balance Sheets

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
As of December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	20.6	703.0	3.1	0.7	—	727.4
Cash and cash equivalents of consolidated investment products	—	382.3	—	—	—	382.3
Unsettled fund receivables	—	444.4	—	—	—	444.4
Accounts receivable	163.6	260.8	—	—	—	424.4
Accounts receivable of consolidated investment products	—	98.5	—	—	—	98.5
Investments	4.2	266.2	—	13.3	—	283.7
Prepaid assets	9.7	41.5	—	—	—	51.2
Other current assets	39.3	120.5	1.1	—	(10.9)	150.0
Deferred tax asset, net	18.9	9.8	—	—	—	28.7
Assets held for policyholders	—	1,243.5	—	—	—	1,243.5
Intercompany receivables	477.0	466.8	34.9	—	(978.7)	—
Total current assets	733.3	4,037.3	39.1	14.0	(989.6)	3,834.1
Non-current assets:
Investments	50.0	144.4	3.4	3.0	—	200.8
Investments of consolidated investment products	—	6,629.0	—	—	—	6,629.0
Security deposit assets and receivables	—	81.2	—	—	—	81.2
Other non-current assets	8.5	6.6	2.8	—	—	17.9
Deferred sales commissions	13.9	26.6	—	—	—	40.5
Property and equipment, net	145.3	167.5	—	—	—	312.8
Intangible assets, net	420.6	902.2	—	—	—	1,322.8
Goodwill	2,312.8	4,161.8	433.3	—	—	6,907.9
Intercompany receivables	333.0	1,405.1	567.7	—	(2,305.8)	—
Investment In Subsidiaries	1,228.2	5.6	5,116.3	8,465.0	(14,815.1)	—
Total non-current assets	4,512.3	13,530.0	6,123.5	8,468.0	(17,120.9)	15,512.9
Total assets	5,245.6	17,567.3	6,162.6	8,482.0	(18,110.5)	19,347.0
LIABILITIES AND EQUITY
Current liabilities:
Current maturities of total debt	—	—	215.1	—	—	215.1
Unsettled fund payables	—	439.6	—	—	—	439.6
Income taxes payable	—	63.1	7.4	—	(10.9)	59.6
Other current liabilities	144.3	685.4	11.1	0.7	—	841.5
Other current liabilities of consolidated investment products	—	175.1	—	—	—	175.1
Policyholder payables	—	1,243.5	—	—	—	1,243.5
Intercompany payables	366.5	507.5	29.9	29.2	(933.1)	—
Total current liabilities	510.8	3,114.2	263.5	29.9	(944.0)	2,974.4
Non-current liabilities:
Long-term debt	539.0	—	530.6	—	—	1,069.6
Long-term debt of consolidated investment products	—	5,512.9	—	—	—	5,512.9
Deferred tax liabilities, net	29.6	244.4	—	—	—	274.0
Security deposits payable	—	81.2	—	—	—	81.2
Other non-current liabilities	55.1	242.2	—	—	—	297.3
Intercompany payables	1,361.8	—	656.6	333.0	(2,351.4)	—
Total non-current liabilities	1,985.5	6,080.7	1,187.2	333.0	(2,351.4)	7,235.0
Total liabilities	2,496.3	9,194.9	1,450.7	362.9	(3,295.4)	10,209.4
Equity:
Total equity attributable to common shareholders	2,749.3	7,353.9	4,711.9	8,119.1	(14,815.1)	8,119.1
Equity attributable to noncontrolling interests in consolidated entities	—	1,018.5	—	—	—	1,018.5
Total equity	2,749.3	8,372.4	4,711.9	8,119.1	(14,815.1)	9,137.6
Total liabilities and equity	5,245.6	17,567.3	6,162.6	8,482.0	(18,110.5)	19,347.0

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Balance Sheets (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
As of December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	12.4	725.9	1.1	1.1	—	740.5
Cash and cash equivalents of consolidated investment products	—	636.7	—	—	—	636.7
Unsettled fund receivables	—	513.4	—	—	—	513.4
Accounts receivable	100.5	324.2	—	—	—	424.7
Accounts receivable of consolidated investment products	—	158.8	—	—	—	158.8
Investments	7.4	269.5	—	31.9	—	308.8
Prepaid assets	9.6	54.4	—	—	—	64.0
Other current assets	39.6	67.9	6.1	0.7	(12.5)	101.8
Deferred tax asset, net	14.6	15.8	—	—	—	30.4
Assets held for policyholders	—	1,295.4	—	—	—	1,295.4
Intercompany receivables	320.3	363.1	153.0	—	(836.4)	—
Total current assets	504.4	4,425.1	160.2	33.7	(848.9)	4,274.5
Non-current assets:
Investments	35.3	125.0	1.7	2.4	—	164.4
Investments of consolidated investment products	—	7,206.0	—	—	—	7,206.0
Security deposit assets and receivables	—	146.3	—	—	—	146.3
Other non-current assets	2.8	14.8	2.8	0.5	—	20.9
Deferred sales commissions	12.2	30.0	—	—	—	42.2
Property and equipment, net	122.9	149.5	—	—	—	272.4
Intangible assets, net	393.9	943.3	—	—	—	1,337.2
Goodwill	2,322.9	4,216.5	440.8	—	—	6,980.2
Intercompany receivables	—	1,403.1	567.8	—	(1,970.9)	—
Investment in subsidiaries	1,333.8	5.5	4,766.1	8,400.6	(14,506.0)	—
Total non-current assets	4,223.8	14,240.0	5,779.2	8,403.5	(16,476.9)	16,169.6
Total assets	4,728.2	18,665.1	5,939.4	8,437.2	(17,325.8)	20,444.1
LIABILITIES AND EQUITY
Current liabilities:
Unsettled fund payables	—	504.8	—	—	—	504.8
Income taxes payable	—	84.7	—	—	(12.5)	72.2
Other current liabilities	120.9	774.5	9.6	0.7	—	905.7
Other current liabilities of consolidated investment products	—	486.4	—	—	—	486.4
Policyholder payables	—	1,295.4	—	—	—	1,295.4
Intercompany payables	302.3	316.5	45.7	171.9	(836.4)	—
Total current liabilities	423.2	3,462.3	55.3	172.6	(848.9)	3,264.5
Non-current liabilities:
Long-term debt	570.0	—	745.7	—	—	1,315.7
Long-term debt of consolidated investment products	—	5,865.4	—	—	—	5,865.4
Deferred tax liabilities, net	10.1	218.9	—	—	—	229.0
Security deposits payable	—	146.3	—	—	—	146.3
Other non-current liabilities	27.0	235.3	—	—	—	262.3
Intercompany payables	1,317.8	—	653.1	—	(1,970.9)	—
Total non-current liabilities	1,924.9	6,465.9	1,398.8	—	(1,970.9)	7,818.7
Total liabilities	2,348.1	9,928.2	1,454.1	172.6	(2,819.8)	11,083.2
Equity:
Total equity attributable to common shareholders	2,380.1	7,640.6	4,485.3	8,264.6	(14,506.0)	8,264.6
Equity attributable to noncontrolling interests in consolidated entities	—	1,096.3	—	—	—	1,096.3
Total equity	2,380.1	8,736.9	4,485.3	8,264.6	(14,506.0)	9,360.9
Total liabilities and equity	4,728.2	18,665.1	5,939.4	8,437.2	(17,325.8)	20,444.1

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Income

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating Revenues:
Investment management fees	1,153.9	1,984.6	—	—	—	3,138.5
Service and distribution fees	91.9	688.4	—	—	—	780.3
Performance fees	11.4	26.5	—	—	—	37.9
Other	15.2	120.3	—	—	—	135.5
Intercompany Revenues	27.1	176.3	—	—	(203.4)	—
Total operating revenues	1,299.5	2,996.1	—	—	(203.4)	4,092.2
Operating expenses:
Employee compensation	341.5	897.5	—	7.2	—	1,246.2
Third-party distribution, service and advisory	89.7	1,192.8	—	—	—	1,282.5
Marketing	5.1	80.9	—	—	—	86.0
Property, office and technology	105.1	148.8	—	0.7	—	254.6
General and administrative	81.5	207.7	—	6.2	—	295.4
Transaction and integration	—	29.4	—	—	—	29.4
Intercompany Expenses	175.8	27.1	—	0.5	(203.4)	—
Total operating expenses	798.7	2,584.2	—	14.6	(203.4)	3,194.1
Operating income/(loss)	500.8	411.9	—	(14.6)	—	898.1
Other income/(expense):
Equity in earnings of unconsolidated affiliates	(0.4)	29.6	453.9	745.1	(1,197.7)	30.5
Interest and dividend income	3.5	87.2	49.3	0.9	(129.9)	11.0
Interest income of consolidated investment products	—	307.2	—	—	—	307.2
Other gains/(losses) of consolidated investment products, net	—	(138.9)	—	—	—	(138.9)
Interest expense	(136.3)	(1.0)	(50.3)	(4.1)	129.9	(61.8)
Interest expense of consolidated investment products	—	(187.0)	—	—	—	(187.0)
Other gains and losses, net	44.6	3.4	(1.4)	2.4	—	49.0
Income before income taxes	412.2	512.4	451.5	729.7	(1,197.7)	908.1
Income tax provision	(111.5)	(161.0)	(13.6)	—	—	(286.1)
Net income	300.7	351.4	437.9	729.7	(1,197.7)	622.0
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	107.7	—	—	—	107.7
Net income attributable to common shareholders	300.7	459.1	437.9	729.7	(1,197.7)	729.7

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Operating Revenues:
Investment management fees	906.0	1,814.9	—	—	—	2,720.9
Service and distribution fees	86.5	559.0	—	—	—	645.5
Performance fees	2.4	23.7	—	—	—	26.1
Other	4.1	91.1	—	—	—	95.2
Intercompany Revenues	32.6	147.7	—	—	(180.3)	—
Total operating revenues	1,031.6	2,636.4	—	—	(180.3)	3,487.7
Operating expenses:
Employee compensation	311.9	796.6	—	6.4	—	1,114.9
Third-party distribution, service and advisory	42.8	1,011.0	—	—	—	1,053.8
Marketing	35.6	42.8	—	0.1	—	78.5
Property, office and technology	107.2	130.4	—	0.8	—	238.4
General and administrative	97.5	157.1	—	7.6	—	262.2
Transaction and integration	—	150.0	—	—	—	150.0
Intercompany Expenses	147.4	32.6	—	0.3	(180.3)	—
Total operating expenses	742.4	2,320.5	—	15.2	(180.3)	2,897.8
Operating income/(loss)	289.2	315.9	—	(15.2)	—	589.9
Other income/(expense):
Equity in earnings of unconsolidated affiliates	5.7	33.4	266.5	477.3	(742.7)	40.2
Interest and dividend income	0.6	96.7	17.4	13.4	(117.7)	10.4
Interest income of consolidated investment products	—	240.9	—	—	—	240.9
Other gains/(losses) of consolidated investment products, net	—	114.0	—	—	—	114.0
Interest expense	(113.3)	(1.8)	(60.1)	(1.1)	117.7	(58.6)
Interest expense of consolidated investment products	—	(118.6)	—	—	—	(118.6)
Other gains and losses, net	2.9	16.6	0.8	(4.7)	—	15.6
Income before income taxes	185.1	697.1	224.6	469.7	(742.7)	833.8
Income tax provision	(66.1)	(129.2)	2.3	(4.0)	—	(197.0)
Net income	119.0	567.9	226.9	465.7	(742.7)	636.8
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	(171.1)	—	—	—	(171.1)
Net income attributable to common shareholders	119.0	396.8	226.9	465.7	(742.7)	465.7

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Operating Revenues:
Investment management fees	482.0	1,638.2	—	—	—	2,120.2
Service and distribution fees	49.0	363.6	—	—	—	412.6
Performance fees	0.2	29.8	—	—	—	30.0
Other	2.4	62.1	—	—	—	64.5
Intercompany Revenues	16.1	52.2	4.7	—	(73.0)	—
Total operating revenues	549.7	2,145.9	4.7	—	(73.0)	2,627.3
Operating expenses:
Employee compensation	214.5	729.5	—	6.8	—	950.8
Third-party distribution, service and advisory	3.2	733.8	—	—	—	737.0
Marketing	23.8	41.5	—	—	—	65.3
Property, office and technology	52.8	159.2	—	0.3	—	212.3
General and administrative	81.5	78.7	1.4	5.2	—	166.8
Transaction and integration	—	10.8	—	—	—	10.8
Intercompany Expenses	56.3	16.1	—	0.6	(73.0)	—
Total operating expenses	432.1	1,769.6	1.4	12.9	(73.0)	2,143.0
Operating income/(loss)	117.6	376.3	3.3	(12.9)	—	484.3
Other income/(expense):
Equity in earnings of unconsolidated affiliates	17.1	53.3	148.3	326.3	(518.0)	27.0
Interest and dividend income	0.7	42.5	12.8	9.5	(55.7)	9.8
Interest income of consolidated investment products	—	—	—	—	—	—
Other gains/(losses) of consolidated investment products, net	(0.4)	(125.6)	21.5	(2.4)	—	(106.9)
Interest expense	(51.9)	(0.2)	(68.1)	—	55.7	(64.5)
Interest expense of consolidated investment products	—	—	—	—	—	—
Other gains and losses, net	(0.6)	1.0	5.4	2.0	—	7.8
Income before income taxes	82.5	347.3	123.2	322.5	(518.0)	357.5
Income tax provision	(0.2)	(136.5)	(11.5)	—	—	(148.2)
Net income	82.3	210.8	111.7	322.5	(518.0)	209.3
(Gains)/losses attributable to noncontrolling interests in consolidated entities, net	—	113.2	—	—	—	113.2
Net income attributable to common shareholders	82.3	324.0	111.7	322.5	(518.0)	322.5

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Condensed Consolidating Statements of Comprehensive Income

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Net income	300.7	351.4	437.9	729.7	(1,197.7)	622.0
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	9.9	(81.8)	—	—	—	(71.9)
Change in accumulated other comprehensive income related to employee benefit plans	0.9	(43.3)	—	—	—	(42.4)
Change in accumulated other comprehensive income of equity method investments	(0.2)	(7.0)	—	—	—	(7.2)
Comprehensive income of subsidiaries	—	9.5	(40.4)	(202.3)	233.2	—
Change in net unrealized gains on available-for-sale investments	(1.6)	(6.2)	—	(4.5)	—	(12.3)
Other comprehensive income (loss), before tax	9.0	(128.8)	(40.4)	(206.8)	233.2	(133.8)
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	—	0.5	—	—	—	0.5
Tax benefit (expense) on comprehensive income related to employee benefit plans	—	9.3	—	—	—	9.3
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	0.5	1.3	—	—	—	1.8
Total income tax benefit (expense) related to items of other comprehensive income	0.5	11.1	—	—	—	11.6
Other comprehensive income, net of tax	9.5	(117.7)	(40.4)	(206.8)	233.2	(122.2)
Total comprehensive income	310.2	233.7	397.5	522.9	(964.5)	499.8
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	23.1	—	—	—	23.1
Comprehensive income attributable to common shareholders	310.2	256.8	397.5	522.9	(964.5)	522.9

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Condensed Consolidating Statements of Comprehensive Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Net income	119.0	567.9	226.9	465.7	(742.7)	636.8
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	—	82.6	—	—	—	82.6
Change in accumulated other comprehensive income related to employee benefit plans	—	18.7	—	—	—	18.7
Change in accumulated other comprehensive income of equity method investments	—	2.9	—	—	—	2.9
Comprehensive income of subsidiaries	—	0.1	106.7	259.6	(366.4)	—
Change in net unrealized gains on available-for-sale investments	0.2	(3.6)	—	13.3	—	9.9
Other comprehensive income (loss), before tax	0.2	100.7	106.7	272.9	(366.4)	114.1
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	—	—	—	—	—	—
Tax benefit (expense) on comprehensive income related to employee benefit plans	—	(6.2)	—	—	—	(6.2)
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	(0.1)	(0.7)	—	—	—	(0.8)
Total income tax benefit (expense) related to items of other comprehensive income	(0.1)	(6.9)	—	—	—	(7.0)
Other comprehensive income, net of tax	0.1	93.8	106.7	272.9	(366.4)	107.1
Total comprehensive income	119.1	661.7	333.6	738.6	(1,109.1)	743.9
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	(5.3)	—	—	—	(5.3)
Comprehensive income attributable to common shareholders	119.1	656.4	333.6	738.6	(1,109.1)	738.6

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Condensed Consolidating Statements of Comprehensive Income (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Net income	82.3	210.8	111.7	322.5	(518.0)	209.3
Other comprehensive income, before tax:
Currency translation differences on investments in overseas subsidiaries	(19.5)	507.8	—	—	—	488.3
Change in accumulated other comprehensive income related to employee benefit plans	3.6	(18.7)	—	—	—	(15.1)
Change in accumulated other comprehensive income of equity method investments	—	—	—	—	—	—
Comprehensive income of subsidiaries	—	(11.3)	307.2	369.1	(665.0)	—
Change in net unrealized gains on available-for-sale investments	(1.0)	8.5	—	7.1	—	14.6
Adoption of guidance now encompassed in ASC Topic 320	—	(1.5)	—	—	—	(1.5)
Other comprehensive income (loss), before tax	(16.9)	484.8	307.2	376.2	(665.0)	486.3
Income tax related to items of other comprehensive income:
Tax benefit (expense) on foreign currency translation adjustments	7.0	(6.3)	—	—	—	0.7
Tax benefit (expense) on comprehensive income related to employee benefit plans	(1.1)	5.2	—	—	—	4.1
Tax benefit (expense) on change in net unrealized gains on available-for-sale investments	(0.3)	(1.4)	—	—	—	(1.7)
Total income tax benefit (expense) related to items of other comprehensive income	5.6	(2.5)	—	—	—	3.1
Other comprehensive income, net of tax	(11.3)	482.3	307.2	376.2	(665.0)	489.4
Total comprehensive income	71.0	693.1	418.9	698.7	(1,183.0)	698.7
Comprehensive loss (income) attributable to noncontrolling interests in consolidated entities	—	—	—	—	—	—
Comprehensive income attributable to common shareholders	71.0	693.1	418.9	698.7	(1,183.0)	698.7

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Cash Flows

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2011
Operating activities:
Net cash provided by/(used in) operating activities	299.6	673.4	(3.7)	389.0	(393.5)	964.8
Investing activities:
Capital contribution (to)/from subsidiary	—	(61.0)	(116.0)	(23.1)	200.1	—
Purchase of investments by consolidated investment products	—	(2,991.4)	—	—	—	(2,991.4)
Proceeds from sale of investments by consolidated investment products	—	3,369.8	—	—	—	3,369.8
Returns of capital in investments of consolidated investment products	—	109.2	—	—	—	109.2
Purchase of other investments	(29.0)	(114.4)	—	—	—	(143.4)
Other net increases/(decreases) in investing activities	(47.5)	33.1	1.5	16.8	—	3.9
Net cash (used in)/provided by investing activities	(76.5)	345.3	(114.5)	(6.3)	200.1	348.1
Financing activities:
Capital contribution from/(to) parent	116.0	23.1	61.0	—	(200.1)	—
Purchases of treasury shares	—	—	—	(436.5)	—	(436.5)
Dividends paid	—	(345.3)	(48.4)	(220.6)	393.5	(220.8)
Capital invested into consolidated investment products	—	37.2	—	—	—	37.2
Capital distributed by consolidated investment products	—	(172.4)	—	—	—	(172.4)
Net borrowings/(repayments) of debt of consolidated investment products	—	(513.3)	—	—	—	(513.3)
Net borrowings/(repayments) under credit facility	(31.0)	—	—	—	—	(31.0)
Net intercompany borrowings/(repayments)	(299.9)	(69.1)	107.7	261.3	—	—
Other net increases/(decreases) in financing activities	—	2.3	(0.1)	12.5	—	14.7
Net cash (used in)/provided by financing activities	(214.9)	(1,037.5)	120.2	(383.3)	193.4	(1,322.1)
(Decrease)/increase in cash and cash equivalents	8.2	(18.8)	2.0	(0.6)	—	(9.2)
Foreign exchange movement on cash and cash equivalents	—	(3.9)	—	—	—	(3.9)
Cash and cash equivalents, beginning of year	12.4	725.7	1.1	1.3	—	740.5
Cash and cash equivalents, end of year	20.6	703.0	3.1	0.7	—	727.4

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Cash Flows (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2010
Operating activities:
Net cash provided by/(used in) operating activities	298.1	103.9	(45.2)	166.9	(144.5)	379.2
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(97.2)	209.7	(112.5)	—
Purchase of investments by consolidated investment products	—	(2,367.7)	—	—	—	(2,367.7)
Proceeds from sale of investments by consolidated investment products	—	2,784.8	—	—	—	2,784.8
Returns of capital in investments of consolidated investment products	—	81.5	—	—	—	81.5
Purchase of other investments	(20.3)	(49.1)	—	—	—	(69.4)
Acquisition of businesses	(674.5)	(75.1)	—	—	—	(749.6)
Other net increases/(decreases) in investing activities	(47.6)	(9.5)	39.7	—	—	(17.4)
Net cash (used in)/provided by investing activities	(742.4)	364.9	(57.5)	209.7	(112.5)	(337.8)
Financing activities:
Capital contribution from/(to) parent	97.2	(272.4)	62.7	—	112.5	—
Purchases of treasury shares	—	—	—	(192.2)	—	(192.2)
Dividends paid	—	(144.5)	—	(197.9)	144.5	(197.9)
Capital invested into consolidated investment products	—	24.3	—	—	—	24.3
Capital distributed by consolidated investment products	—	(97.2)	—	—	—	(97.2)
Net borrowings/(repayments) of debt of consolidated investment products	—	(207.3)	—	—	—	(207.3)
Net borrowings/(repayments) under credit facility	570.0	—	—	—	—	570.0
Net intercompany borrowings/(repayments)	(310.9)	275.9	40.9	(5.9)	—	—
Other net increases/(decreases) in financing activities	—	14.9	—	19.5	—	34.4
Net cash provided by/(used in) financing activities	356.3	(406.3)	103.6	(376.5)	257.0	(65.9)
(Decrease)/increase in cash and cash equivalents	(88.0)	62.5	0.9	0.1	—	(24.5)
Foreign exchange movement on cash and cash equivalents	—	3.0	—	—	—	3.0
Cash and cash equivalents, beginning of year	100.4	660.4	0.2	1.0	—	762.0
Cash and cash equivalents, end of year	12.4	725.9	1.1	1.1	—	740.5

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Revised Condensed Consolidating Statements of Cash Flows (continued)

$ in millions	Guarantors	Non-Guarantors	Issuer	Parent	Adjustments	Consolidated
Year ended December 31, 2009
Operating activities:
Net cash provided by/(used in) operating activities	(34.4)	344.0	(19.8)	216.1	(143.2)	362.7
Investing activities:
Capital contribution (to)/from subsidiary	—	—	(173.3)	(538.0)	711.3	—
Purchase of investments by consolidated investment products	—	(44.1)	—	—	—	(44.1)
Proceeds from sale of investments by consolidated investment products	—	34.2	—	—	—	34.2
Returns of capital in investments of consolidated investment products	—	17.9	—	—	—	17.9
Purchase of other investments	(6.1)	(47.7)	—	—	—	(53.8)
Proceeds from sale of investments	0.5	1.3	278.2	—	(269.2)	10.8
Other net increases/(decreases) in investing activities	(20.7)	(46.7)	—	—	—	(67.4)
Net cash (used in)/provided by investing activities	(26.3)	(85.1)	104.9	(538.0)	442.1	(102.4)
Financing activities:
Capital contribution from/(to) parent	173.3	538.0	—	—	(711.3)	—
Purchases of treasury shares	—	—	—	(269.2)	269.2	—
Issuance of new shares	—	—	—	441.8	—	441.8
Proceeds from exercises of share options	—	—	—	80.0	—	80.0
Dividends paid	—	(143.2)	—	(168.9)	143.2	(168.9)
Capital invested into consolidated investment products	—	7.2	—	—	—	7.2
Capital distributed by consolidated investment products	—	(52.1)	—	—	—	(52.1)
Net borrowings/(repayments) under credit facility	—	—	(12.0)	—	—	(12.0)
Repayments of senior notes	—	—	(397.2)	—	—	(397.2)
Net intercompany borrowings/(repayments)	(434.6)	(126.8)	322.5	238.9	—	—
Other net increases/(decreases) in financing activities	—	0.4	0.1	—	—	0.5
Net cash (used in)/provided by financing activities	(261.3)	223.5	(86.6)	322.6	(298.9)	(100.7)
(Decrease)/increase in cash and cash equivalents	(322.0)	482.4	(1.5)	0.7	—	159.6
Foreign exchange movement on cash and cash equivalents	—	17.2	—	—	—	17.2
Cash and cash equivalents, beginning of year	422.4	160.8	1.7	0.3	—	585.2
Cash and cash equivalents, end of year	100.4	660.4	0.2	1.0	—	762.0

* * * *

October 25, 2012
Mr. Rufus Decker

DRAFT FOOTNOTE -- RELATED PARTIES

Certain managed funds are deemed to be affiliated entities under the related party definition in ASC 850, "Related Party Disclosures." Additionally, related parties include those defined in the company's currently effective proxy statement.

	Years ended December 31,
	2011	2010	2009
$ in millions
Affiliated operating revenues:
Investment management fees	2,694.3	2,349.0	1,913.5
Service and distribution fees	779.7	645.0	412.1
Performance fees	33.0	22.1	18.6
Other	128.9	93.3	63.0
Total affiliated operating revenues	3,635.9	3,109.4	2,407.2

	As of December 31,
$ in millions	2011	2010
Affiliated asset balances:
Cash equivalents	257.7	289.6
Unsettled fund receivables	178.8	157.0
Accounts receivable	247.8	261.2
Current investments	248.9	269.0
Assets held for policyholders	1,243.1	1,295.0
Other current assets	22.1	25.4
Non-current investments	184.5	162.2
Other non-current assets	1.9	1.1
Affiliated asset balances	2,384.8	2,460.5

Affiliated liability balances:
Unsettled fund payables	205.0	226.1
Other current liabilities	63.5	55.1
Other non-current liabilities	191.1	143.7
Affiliated liability balances	459.6	424.9

October 25, 2012
Mr. Rufus Decker

* * * *

If you have any questions regarding this letter, please do not hesitate to call me, Loren Starr, at (404) 479-2970.

Very truly yours,

/s/ Loren M. Starr
Loren M. Starr

cc:	Ernst & Young LLP